Exhibit 99.1

Micropolis Holding Company Changes its Name to Micropolis AI Robotics

Dubai, December 4, 2025 — Micropolis Holding Company (NYSE American: MCRP) (“Micropolis” or the “Company”), a robotics manufacturer based in the United Arab Emirates which specializes in developing autonomous mobile robots that utilize wheeled electric vehicle platforms and are equipped with autonomous driving capabilities, announced today that it will change its name to “Micropolis AI Robotics”, anticipated effective as of December 15, 2025.

On December 1, 2025, the Company announced, on a Current Report on Form 6-K, the voting results from the reconvened extraordinary meeting of shareholders (the “Reconvened EGM”) held on November 28, 2025. At the Reconvened EGM, shareholders voted upon and approved Proposals 1A and 1B to effect the Company’s name change from “Micropolis Holding Company” to “Micropolis AI Robotics”, and for the Company’s Amended and Restated Memorandum of Association and Articles of Association to reflect the name change accordingly.

The name change is expected to take effect on December 15, 2025, subject to the final approval of the Cayman Registrar. Moving forward, the Company will operate under its new name, and all existing agreements, rights, and obligations will remain unchanged. The Company’s ticker symbol will remain unchanged and its ordinary shares continue to trade on the NYSE American LLC under the symbol “MCRP.”

About Micropolis Holding Company

Micropolis is a robotics manufacturer founded in 2014, based in UAE with its headquarters located in Dubai Production City, Dubai, UAE. It specializes in developing AMRs that utilize wheeled EV platforms and are equipped with autonomous driving capabilities. As part of Micropolis’ product offerings, it integrates application-specific pods that serve as the primary purpose of a robot. These pods are designed to accommodate various functionalities, including surveillance cameras, road sweepers, logistics compartments, as well as collaborative robots (cobots) intended for direct human-robot interaction.

For more information, visit www.micropolis.ai.

Contact Information

For Investor Relations:

Micropolis Holding Company
Email: Francesca@micropolis.ae